Exhibit 99
Woodward Governor Company
Additional Exhibit - Description of
Annual Report Graphs


An explanation of the graphs which appear in the "Financial
Highlights" on page 1 of the registrant's annual report for the fiscal year ended September 30, 1998.

NET BILLINGS:
    This bar graph shows consolidated net billings to customers in millions of dollars for the fiscal years ended 1994 through 1998. Consolidated plot points are $333, $380, $417, $442 and $490 with the first plot point being 1994.

NET EARNINGS (LOSS):
    The bar graph for consolidated net earnings (loss) is in millions of dollars for fiscal years 1994 through 1998. The plot points beginning with 1994 are -$3, $12, $22, $18 and $22. A second plot point beginning in 1997 of $24 and $25 in 1998 reflects earnings before equity in loss of an unconsolidated affiliate.

NET EARNINGS (LOSS) AND CASH DIVIDENDS PER SHARE:
    The bar graph for consolidated net earnings (loss) and cash dividends per diluted share is for fiscal years ended 1994 through 1998. Beginning with 1994, plot points for net earnings per diluted share are -$.28, $1.03, $1.92 $1.57 and 1.90. Cash dividends per diluted share plot points, beginning with 1994, are $.93 for all years.